Management's Discussion and Analysis

FOR THE THREE MONTHS ENDED JULY 31, 2026

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

1. Introduction

This Management Discussion and Analysis ("MD&A") is intended to help the reader understand Vizsla Silver Corp. ("us", "we", "our", "Vizsla", "Vizsla Silver", "VZLA" or the "Company"), our liquidity, capital resources, and operational and financial performance. This MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and the related notes (the "Financial Statements"), prepared in accordance with IAS 34 - Interim Financial Reporting, for the three-month period ended July 31, 2026, in comparison to the corresponding prior-year period.

This MD&A should also be read in conjunction with the Company's Audited Consolidated Financial Statements and notes for the year ended April 30, 2026 (the "2026 Annual Financial Statements"), related annual MD&A, Form 40-F and Annual Information Form ("AIF"), and other continuous disclosure materials available on our website at www.vizslasilvercorp.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as applicable (For avoidance of doubt, unless specifically noted, no items from these or other websites mentioned in this MD&A are incorporated by reference).

All amounts in the MD&A and the Financial Statements are presented in thousands of United States dollars ("USD"), the presentation currency of the Company, unless otherwise stated.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

This MD&A has been prepared by management and approved by the Board of Directors as of September 4, 2026 (the "MD&A Date").

2. Description of business

Vizsla is headquartered in Vancouver, BC. The Company's principal focus is currently its Panuco West Project (“Panuco district” or the “Panuco Silver-Gold Project”), located in the Panuco mining district in the municipality of Concordia, southern Sinaloa state, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Company has recently filed a feasibility study on the Panuco Project and intends to proceed with mine construction. VZLA has an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects.

Vizsla Silver Corp. (the "Company" or "Vizsla Silver") is a corporation governed by the Business Corporations Act (British Columbia). The Company is listed on the Toronto Stock Exchange ("TSX") and the NYSE American exchange and trades under the symbol "VZLA". The Company's registered office is 595 Burrard Street, Suite 1723 Vancouver, BC V7X 1J1.

The Company has no substantial revenue and supports its operations through equity funding. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves. See the section related to "Risks and Uncertainties" in this MD&A.

3. Key events

The following are the Company's key events for the three months ended July 31, 2026, and to the date of this MD&A.

Panuco West project development

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)
  On June 16, 2026, Vizsla announced that it awarded an equipment supply agreement to FLSmidth for its wholly owned Panuco silver-gold project in Sinaloa, Mexico, covering the engineering and supply of major process plant equipment across the full flowsheet outlined in the 2025 feasibility study. The agreement supports both the initial 3,300 tonnes per day ("tpd") Phase 1 operation and planned expansion to 4,000 tpd, with early engineering activities underway under a limited notice to proceed as definitive terms are finalized, marking a key procurement milestone in advancing the project toward development.

Financing and Corporate

  On May 14, 2026, Vizsla Royalties Corp ("VROY") announced that it entered into a definitive arrangement agreement with Elemental Royalty Corporation ("Elemental"), pursuant to which Elemental will acquire all of the issued and outstanding common shares of VROY for $239,000 (CAD$327,000). The transaction was subsequently approved by shareholders on July 10, 2026. Elemental received court approval on July 14, 2026. Completion of the transaction remains subject to the satisfaction of customary closing conditions. Upon closing, the Company will no longer hold an investment in VROY.
  On May 26, 2026, Vizsla announced that its subsidiary, Minera Canam, entered into an unsecured MXN$173,000 (approximately $10,000) five-year working capital facility with Mexican government-backed Fideicomiso de Fomento Minero ("FIFOMI"), approved May 4, 2026. The facility, bearing interest at Interbank Equilibrium Interest Rate (TIIE, from its Spanish name, Tasa de Interés Interbancaria de Equilibrio) plus 4.6681%, with a two-year principal grace period, is intended to fund operating and working capital requirements at the Panuco project. As at the end of August, 2026, the working capital facility remains undrawn.
  As of July 31, 2026, Vizsla Silver is well funded with cash and cash equivalents of $406,495.
  Security incident at site

On January 28, 2026, the Company reported that ten individuals were taken from its project site in Concordia, Mexico (the "Security Incident"). Local authorities were notified, and the Company's crisis management and security response teams were actively engaged. The Company's immediate priority was the safety and wellbeing of the individuals involved, and, as a precautionary measure, certain activities at and near the site were temporarily suspended.

In subsequent updates, the Company reported that it had received information from the families of certain of the individuals taken during the Security Incident confirming that their relatives had been found deceased. The Company continued to support the affected families and its colleagues and to cooperate fully with Mexican authorities as search efforts and the broader investigation proceeded. As of April 6, 2026, the Company reported that nine colleagues taken during the Security Incident had been found deceased and one colleague remains missing.

While site operations remained suspended following the Security Incident, work on the Panuco Project continued. The Company reported at the time that much of the Panuco Project's near-term advancement was engineering-based and could be conducted remotely, and that work continued toward key project milestones. The Company also reaffirmed its commitment to the responsible long-term development of the Panuco district and to maintaining its investment in the community of Concordia.

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

4. Outlook and upcoming milestones for 2026

The Company's key initiatives include detailed engineering, underground drilling, geophysical surveys, and optimization work required to enter a mine construction decision of the Panuco West project.

Advancing detailed engineering of the mine and process infrastructure as it transitions into project execution, including the selection of key partners for construction and mining.

Key objectives for the year include:

  Advance detailed engineering and select contractors for construction and mining.
  Complete updated district-scale airborne EM survey.
  Advance systematic surface vibration and audible noise monitoring in the municipality of Copala inform crown pillar design and verify community impact mitigation measures.

5. Environmental, Social, and Governance ("ESG")

During the three months ended July 31, 2026, Minera Canam S.A. de C.V. ("Minera Canam"), a wholly owned subsidiary of Vizsla Silver, earned, for the fifth consecutive year, the Empresa Socialmente Responsable (ESR) distinction from the Mexican Center for Philanthropy (CEMEFI).

6. Operating performance

1. Panuco District

The Panuco Silver-Gold Project is in the Panuco-mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Project covers a total area of 7,610 hectares, including the Fresnillo acquired mining concessions.

Geology

The Panuco district is located along the western margin of the Sierra Madre Occidental ("SMO"), an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that is separated into the Lower Volcanic Complex (LVC) and the Upper Volcanic Series (UVS).

The stratigraphic column in the Project consists predominantly of intrusive, volcanic and volcaniclastic rocks of intermediate to felsic composition of the LVC that have been intruded by younger domes and dikes of rhyolite and basalt compositions of the UVS. An approximately 9 by 3-km pluton of diorite to quartz diorite composition and lavas and tuffs of andesite composition are the main host lithologies of the epithermal veins in the district.

Mineralization

Mineralization on the property comprises several epithermal veins that range from decimetres to greater than 10 metres in width occurring in corridors up to 3.7 kilometres long. Veins have narrow envelopes of silicification, local argillic alteration and are usually marked by clay gouge when they are emplaced along reactivated faults. The broader alteration envelope comprises propylitic alteration bearing chlorite, pyrite and epidote. The mineralization along the vein corridors comprises quartz-carbonate veins - breccias bearing fine-grained disseminated pyrite, sphalerite, galena, acanthite and electrum.

Exploration Update

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

For the three months ended July 31, 2026, the Company did not conduct any exploration drilling, whether surface or underground, following the temporary pause in activities at the end of January 2026. As of July 31, 2026, the Company drilled an estimated cumulative 413,200 metres (1,100 drill holes) since the inception of the Panuco Project. Results from November 2019 to February 20, 2025 (drilling cut-off date for the Technical Report) were presented in the Mineral Resources Estimate section of the Technical Report. The Company expanded its LiDAR survey coverage from the Panuco project.

Underground and development activities for the Panuco West Project

The test mining program at Panuco West is focused on key areas of underground development and surface infrastructure designed to support the ultimate extraction and processing of bulk mineralization from Copala. The underground scope includes approximately 1,070 metres of ramp and lateral development, with 170 metres dedicated to ore development. Mining methods include portal and ramp preparation as well as ore development tunnels, designed for safe and efficient bulk sampling.

For the three months ended July 31, 2026, the Company has not conducted any underground development. As of July 31, 2026, the Company has developed a total of 852 metres, including 640 metres of decline, 21 metres of safety bays, 11 metres of electrical substation, 90 metres of access level, 24 metres of sumps, 5 metres of refuge station, and 61 metres of exploration drilling bays. Additionally, a passing bay was prepared for traffic control on the main ramp between the 500-and 480-levels.

Feasibility Study for the Panuco West Project

Feasibility Study Highlights (Base Case)

Base Case metal prices used in this analysis were US$3,100 per Au ounce ("oz") and US$35.50 per Ag oz. These prices were based on long-term consensus average prices.

The following list includes multiple estimates:

  The Feasibility Study considers 3,300 tpd production rate for the first three years, expanding to 4,000 tpd in year 4, producing silver-gold doré with an initial mine life of 9.4 years. On an after-tax basis, an NPV(5%) of US$1,802 million, 111% of IRR, and payback period of 7 months.
  The Proven and Probable Mineral Reserve1 for the Panuco project is estimated at 12,800 kt at an average grade of 249 g/t Ag and 2.01 g/t Au or 416 g/t AgEq .
  Average annual payable production of 17,400 koz AgEq2 per year (10,130 koz Ag per year and 83 koz Au per year). Years 1-5 average annual payable production of 20,078 koz AgEq per year (12,067 koz Ag per year and 92 koz Au per year)
  Life of mine ("LOM") cash costs3 of US$8.56/oz payable AgEq on a co-product basis, all-in sustaining costs (AISC4) of US$10.61/oz payable AgEq on a co-product basis

1. The effective date of the Mineral Reserve Estimate is November 4th, 2025.

2. AgEq oz = Ag oz + Au oz x (US$3,100/oz Au ÷ US$35.50/oz Ag).

3.  Total cash costs consist of operating cash costs plus royalties and offsite (refining & transport) charges, such measures are presented in accordance with NI 43-101.

4. AISC consist of total cash costs plus sustaining capital and closure costs, such measures are presented in accordance with NI 43-101.

Information referenced in this MD&A has been derived from the Company's feasibility study, which includes certain financial performance measures that may be considered non-GAAP financial measures and do not have standardized meanings under International Financial Reporting Standards ("IFRS"). These measures may not be comparable to similar measures reported by other issuers. Readers should refer to the Feasibility Study, available under the Company's profile on SEDAR+ www.sedarplus.com, for further details regarding these measures and the assumptions used in their calculation.

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Panuco West Project Construction

The Feasibility Study, completed on November 12, 2025, by Ausenco Engineering Canada ULC ("Ausenco"), supported by Mining Plus Canada Consulting Ltd. ("Mining Plus") and SGS Canada Inc. ("SGS"), estimates the initial capital cost at $238,700, with a net initial cost of $173,000 after accounting for $127,700 in pre-production revenues and $62,000 in pre-production costs. Initial CAPEX includes a $24,000 contingency.

Following completion of the Feasibility Study, the Company commenced detailed engineering and procurement activities prior to making a formal construction decision, which is subject to the completion of permitting.

2. Panuco Central & East Project

The Animas vein-system is located approximately six kilometres to the northeast of the Copala resource area, emplaced on reactivated northwest- to west-northwest-trending normal fault that dips to the southwest. The Animas system hosts the largest number of historical workings, including the Rosarito and Cuevillas veins with a current inferred resource of 7.01 Moz AgEq.

Exploration Update

For the three months ended July 31, 2026, the Company did not conduct any exploration following the temporary pause in activities at the end of January 2026.

3. Santa Fe Project

The Santa Fe Project is in the Sinaloa State and immediately south of and contiguous to Vizsla's El Richard and San Enrique Project. The Project covers a total area of 12,230 hectares (including both producing and exploration concessions). The Santa Fe "producing" mine with a 350 tonnes per day flotation plant is located approximately 22 km southeast of Panuco Project.

Exploration Update

For the three months ended July 31, 2026, the Company did not conduct any exploration following the temporary pause in activities at the end of January 2026.

4. La Garra Project

The La Garra Project is located 108 kilometres northeast of the City of Mazatlan, in the Municipality of Mazatlan, Sinaloa, Mexico and approximately 32 km north-northwest of the Panuco Project and 32 km south-southwest of San Dimas in the Mazatlán municipality. The La Garra-Metates Project covers a total area of 16,960 hectares in the heart of the emerging silver-gold-rich Panuco - San Dimas corridor.

Exploration Update

For the three months ended July 31, 2026, the Company did not conduct any exploration following the temporary pause in activities at the end of January 2026.

5. San Enrique Project

The San Enrique Prospect is partially adjacent to the southern boundary of the Panuco project. The Project covers a total area of 10,670 hectares (El Richard with 3,689 and San Enrique with 6,980) in the emerging silver-gold-rich Panuco - San Dimas corridor.

Exploration Update

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

For the three months ended July 31, 2026, the Company did not conduct any exploration following the temporary pause in activities at the end of January 2026.

7. Financial performance

FINANCIAL RESULTS - THREE -MONTH PERIODS ENDED JULY 31, 2026

During the three months ended July 31, 2026, Vizsla reported a comprehensive loss of $19,819, compared to a comprehensive income of $7,859 in the same period in 2025.

The following table summarizes the three month periods ended July 31, 2026 and 2025 differences in the net loss and other comprehensive loss:

$ thousands	Three months	Note
	Q127 v Q126
	$
Exploration & Evaluation expenses	(1,321)	1
General and administrative expenses
(Increase)/Decrease office and administrative	(168)
(Increase)/Decrease professional fees	(553)
(Increase)/Decrease marketing and communication	(62)
(Increase)/Decrease regulatory and transfer agent	12
(Increase)/Decrease share-based compensation	(2,083)
(Increase)/Decrease project holding costs	(1,841)
(Increase)/Decrease depreciation	15
Increase in loss from general and administrative expenses	(4,680)	2
Increase in loss from operations	(6,001)
Other Income (expenses)
Increase/(Decrease) interest and finance income	2,585	3
Increase/(Decrease) finance cost	(1,054)
Increase/Decrease foreign exchange gain	(5,584)	4
Increase/(Decrease) Unrealized (loss) gain on investments at FVTPL	(759)
Increase/(Decrease) Share of income of Vizsla Royalties	(4,658)	5
Increase/(Decrease) other income	(164)
Increase/(Decrease) in loss before income taxes	(15,635)
Increase/(Decrease) current income tax	69
Increase/(Decrease) deferred mining tax	(5,475)	6
Increase in net loss for the period	(21,041)
Other comprehensive income loss
Items that will be reclassified subsequently
Increase/(Decrease) in translation gain on foreign operations	(6,637)	7
Increase in comprehensive loss	(27,678)

1) Exploration & Evaluation expenses

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

During the quarter, exploration and evaluation expenses totalled $1,338, $1,321 higher than the $17 recorded in the same quarter in the prior year. This increase was mainly driven by cash paid and shares issued under the Santa Fe production concessions option agreement.

2) General and administrative ("G&A") expenses

During the quarter, G&A expenses totalled $12,073, $4,680 higher than the $7,393 recorded in the same quarter in the prior year. This increase was largely due to higher share-based compensation of $2,083, primarily attributable to an increase in the fair value of outstanding stock options compared to the same quarter of the prior year, and holding costs of $1,841 incurred following the temporary pause in exploration activities at the end of January 2026.

3) Interest and finance income

Interest and finance income for the quarter was $4,289, an increase of $2,585 from $1,704 recorded in the same quarter in the prior year. The $2,585 increase was largely attributable to the convertible senior unsecured notes (the "Notes") issued in November 2025 (see Convertible Senior Notes Offering section).

4) Foreign exchange

During the quarter, the Company recorded a $3,276 foreign exchange loss compared to $2,308 gain recorded in the same quarter in the prior year. The foreign exchange loss was due to a strengthening of the USD during the current quarter, which decreases the US dollar value of Canadian and Mexican peso-denominated working capital.

5) Investment in Vizsla Royalties Corp.

During the quarter, the Company recognized $207 as share of loss from its associate compared to a gain of $4,451 in the same quarter in the prior year.

On May 14, 2026, VROY announced that it had entered into a definitive arrangement agreement with Elemental Royalty Corporation ("Elemental"), under which Elemental will acquire all of the issued and outstanding common shares of VROY for $239,000 (CAD$327,000). The arrangement was approved by VROY shareholders on July 10, 2026, and received court approval on July 14, 2026. Completion of the transaction remains subject to the satisfaction of customary closing conditions.

6) Deferred mining tax

During the quarter, the Company recorded a $5,475 deferred special mining duty tax expense, compared with $nil in the same quarter of the prior year. This resulted from recognizing temporary differences between the tax and accounting depreciation bases of the exploration and evaluation assets held by the Company's holders of mining concessions for the 8.5% Special Mining Duty.

8. Review of Quarterly results

The following table sets out selected quarterly results over a period encompassing the most recently completed eight quarters. The most significant factors affecting results in the quarters presented were the Notes and Capped Call options. The strengthened balance sheet allowed the Company to advance its planned drilling campaigns, expand technical studies, and support project development activities at its core Panuco district and expansion in the Panuco - San Dimas corridor.

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

	Quarter ended
	July 2026	April 2026	January 2026	October 2025
	$	$	$	$
Total assets	716,781	731,499	751,796	443,605
Total liabilities	295,286	300,138	396,647	6,423
Net income (loss)	(19,819)	78,370	(113,307)	(4,968)
Net income (loss) per common share	(0.06)	0.22	(0.33)	(0.01)

	Quarter ended
	July 2025	Apr. 2025	Jan. 2025	Oct. 2024
	$	$	$	$
Total assets	439,843	300,423	257,862	256,637
Total liabilities	5,589	4,628	3,699	2,864
Net income (loss)	1,222	(4,680)	(2,965)	(3,862)
Net income (loss) per common share	0.01	(0.02)	(0.01)	(0.01)
  During the year ended April 30, 2026, the Company changed its functional and presentation currency from Canadian dollars ("CAD") to United States dollars ("USD"). As a result, certain quarterly figures in the table above have been restated here to reflect their original presentation in CAD. Please see Note 3 of the 2026 Annual Financial Statements for additional detail.

Since Q1 FY2026, the Company has experienced losses primarily due to fluctuations in the fair value through profit and loss ("FVTPL") of the derivative embedded within the convertible senior notes and the Capped Calls. These fluctuations are directly linked to volatility in the prices of the Notes and Vizsla Silver stock price.

A reduction in exploration and evaluation expenditures, construction activities, test mine and G&A activities since Q4 FY2026 following the temporary pause in activities at the end of January 2026.

In Q1 FY2027, the Company began construction activities at the Panuco West Project by advancing detailed engineering, identifying potential contractors for underground mining, and initiating procurement of plant equipment.

9. Liquidity and Capital resources

Liquidity

The Company has historically funded its acquisition, exploration, and development activities through equity financings, debt facilities, and, more recently, convertible debt.

While the Company currently has no source of revenue, management believes its cash and cash equivalents of $406,495 as of July 31, 2026, will be sufficient to fund its business needs well into the future, including exploration, capital expenditures, and meeting working capital requirements. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are periodically revised based on the results of its exploration programs, the availability of financing, and industry conditions.

During the three-month period ended July 31, 2026, the Company's working capital decreased by $9,725 due to current operating and G&A expenses.

Long-term value-added tax receivable increased at a slower pace due to temporary slowdown of operations at sites, as of July 31, 2026, to $18,811 (April 30, 2026: $17,765). The Company believes the balance is fully recoverable from the government of Mexico and has not provided an allowance. The Company classifies VAT receivables as non-current if it does not expect collection of certain amounts to occur within the next year.

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

As at July 31, 2026, accounts payable and accrued liabilities amounted to $6,073 (April 30, 2026 - $6,154), which relates to various contractual obligations in the normal course of business. In addition, at July 31, 2026, Interest payable amounted to $625 (April 30, 2026 - $6,558), Convertible notes amounted to $240,366 (April 30, 2026 - $237,355) and Derivative Liabilities amounted to $41,829 (April 30, 2026 - $49,482).

Commitments and Contractual obligations

The expected maturity of our commitments and contractual obligations as at July 31, 2026 are outlined below table:

	Payments due by period
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years
Trade and other payables	$6,073	$6,073	$0	$0	$0
Debt	$367,453	$14,953	$45,000	$307,500	$0
Income tax payable	$107	$0	$0	$107	$0
Due to related parties	$811	$811	$0	$0	$0
Total	$374,444	21,837	45,000	307,607	$0

Issued and outstanding

As of July 31, 2026, 354,966,872 (April 30, 2026: 351,018,130) common shares with no par value were issued and outstanding.

As of July 31, 2026, Vizsla had 18,261,500 stock options outstanding, with a weighted average exercise price of CAD$2.83. Of these, 13,477,100 were vested and exercisable as at that date, with an average weighted exercise price of CAD$1.97 per share.

10. Use of proceeds

The Company's financing has grown significantly year over year, reflecting its progression from exploration to readiness to develop the Panuco West project. Early proceeds (FY2023-FY2024) funded drilling and resource studies. FY2025 proceeds of $93,812 and FY2026 proceeds of $117,508, from public offerings and warrant exercises, funded continued exploration of the Panuco district and advanced construction planning for Panuco West. Additionally, in November 2025, the Company issued $300,000 in Notes and received net proceeds of $286,613.

The table below compares the approximate use of proceeds from the Company's financing and the actual amounts spent up to July 31, 2026.

Use of Proceeds	Bought deal and ATM	Warrants and options exercised	Convertible Notes	Total
	$	$	$	$
Gross proceeds	255,218	27,037	300,000	582,255
Share issue costs	(9,292)	-	(13,387)	(22,679)
Net proceeds	245,926	27,037	286,613	559,576
				-
Spent to Date Allocation				-
Exploration and evaluation assets including acquisitions	(72,215)	-	-	(72,215)
Working capital and general corporate purposes	(28,936)	-	(47,490)	(76,426)
Proceeds available to be spent	144,775	27,037	239,123	410,935

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

The Company will continue to evaluate and acquire future growth opportunities, including strengthening the land holding in the district. The Company will also continue with the resource/discovery-based drill program.

11. Off-Balance sheet arrangements

As a policy, the Company does not enter in off-balance sheet arrangements with special-purpose entities in the normal course of business. Certain of the Company's projects are subject to NSR royalties payable on future production. These royalties are customary in the mining industry and do not represent liabilities as at the reporting date but may reduce future revenues should the related properties enter into commercial production.

12. Related party transactions

During the periods ended July 31, 2026 and 2025, the Company had the following related party transactions:

	2026	2025
	$	$
Salaries, consulting and management fees(1)(2)	1,680	841
Directors' fees(1)	33	76
General and administrative expenses(3)	220	150
Share-based compensation	3,452	2,034
	5,385	3,101

(1) Accrued or paid including the executive officers and directors for their services.

(2) Includes bonuses.

(3) Includes rent and related office expenses.

As of July 31, 2026, $811 (April 30, 2026: $482) was payable to companies with common directors and officers.

These transactions are in the normal course of operations and have been valued in the consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Below is a summary of cash compensation paid and share-based compensation expense recognized for the Company's officers and directors.

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

For the three months ended July, 31	2026	2025
Cash compensation plus paid bonus	$	$
CEO fees	161	92
CFO fees	98	66
COO fees	125	83
SVP Business Development and Strategy	54	45
Chief Geologist[1]	54	54
Directors	33	75
	525	415

For the three months ended July 31,	2026	2025
Stock-based compensation	$	$
CEO	616	359
CFO	337	255
COO	494	297
SVP Business Development and Strategy	138	178
Chief Geologist[1]	138	178
Directors	308	399
	2,031	1,666

For the three months ended July 31,	2026	2025
Restricted share units	$	$
CEO	281	114
CFO	106	58
COO	185	107
SVP Business Development and Strategy	53	43
Chief Geologist [1]	53	43
Directors	-	3
	678	368

For the three months ended July 31,	2026	2025
Performance restricted share units	$	$
CEO	214	-
CFO	105	-
COO	53	-
SVP Business Development and Strategy	70	-
Chief Geologist[1]	70	-
	512	-

Additionally, for the three-month period ended July 31, 2026, the Company recognised $231 (three-month period ended July 31, 2025 - $419) of share-based compensation related to DSUs granted during the year.

During the quarter, expenses from related parties totalled $1,680, higher than the $841 recorded in the same quarter in the prior year. This increase was largely due to an increase in the headcount at Corporate level to support the transition of the Company to the next phase.

13. Proposed transactions

As of the date of this MD&A, the Company does not have any proposed transactions.

14. Material Accounting Policies, Standards and Judgements

The accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2026 Annual Financial Statements.

15. Risks and Uncertainties

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, intense competition in the resource industry, market conditions and the Company's ability to access new sources of capital, mineral property title, results from property exploration and development activities, and currency fluctuations. The ability of the Company to fund its future operations and commitments is dependent on its ability to generate revenue and to obtain additional financing. Risks of the Company's business include the following:

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Financial Instruments and Risks

Risks

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed to are:

i. Credit risk

ii. Liquidity risk

iii. Market risk

iv. Foreign Currency risk

v. Interest rate risk

vi. Price risk

The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

i. Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalents are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at July 31, 2026, the cash on deposit at these institutions was more than federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

ii. Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. . As at July 31, 2026, the Company had a cash balance of $406,495 (April 30, 2026 - $427,310) to settle current liabilities of $7,509 (April 30, 2026 - $13,301).

The Company's current financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms, except for interest payable on the Notes, which is due January 15, 2027. The Company's undiscounted contractual cash flows have been presented in the year-end financial statements and have not changed significantly from the year-end financial statements.

iii. Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer, or factors affecting all similar instruments traded in the market. The Company is exposed to foreign currency risk, interest rate risk and other price risk, each discussed below.

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

As of July 31, 2026, the Company has outstanding convertible senior unsecured notes that may be converted into common shares upon the occurrence of certain conditions. Conversion threshold for the Notes was not met for the three- month period ended July 31, 2026

In connection with the issuance of the Notes, the Company entered into capped call transactions intended to reduce potential dilution and/or offset cash settlement obligations upon conversion of the notes. The capped call transactions are subject to a cap price and will not offset dilution or settlement amounts above such price.

iv. Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of MXN to USD would increase/decrease the net and comprehensive loss for the period ended July 31, 2026, by approximately $11 (July 31, 2025: $7). A 1% change in foreign exchange rate of CAD to USD would increase/decrease the net and comprehensive loss for the period ended July 31, 2026, by approximately $549 (July 31, 2025: $10). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

v. Interest rate risk

The Company is exposed to interest rate risk on its short-term investments and convertible notes. The Company's convertible notes bear interest at a fixed rate. Interest rate risk is the risk that the fair value, future cash flows and short-term investments of the Company will fluctuate due to changes in market interest rates. The average interest rate earned by the Company during the period ended July 31, 2026 on its cash and cash equivalents and short-term investments was 3.97% (July 31, 2025 - 0.79%).

A 1% increase or decrease in the interest earned from financial institutions on cash and cash equivalents and short-term investments would result in approximately a $4,067 change in the Company's net and comprehensive loss (July 31, 2025: $2,142).

vi. Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements in investment holdings, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Other Risks and Uncertainties

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and production of mining properties. Additional risks not currently known to the Company or that the Company currently deems to be immaterial, may also impair the Company's operations. If any of these risks occur, including the financial risks above, the Company's business, financial condition and operating results could be adversely affected.

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Key risks are described below. For a full discussion of risks, refer to the Company's Annual Information Form for the financial year ended April 30, 2026, and dated July 17, 2026. A copy of the Annual Information Form is available under the Company's profile on SEDAR+ at www.sedarplus.com.

This MD&A also contains forward-looking information that involves risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by the Company as described in the Company's Annual Information Form. Refer to the "Cautionary Statement Regarding Forward-Looking Information".

Operations in Mexico

The Company's Mexican property interests and operations are subject to the political risks and uncertainties associated with investment in any emerging market. The Company's property interests located in Mexico are subject to Mexican federal and state laws and regulations and any variation from the current regulatory, economic, and political climate could have an adverse effect on the affairs of the Company. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. The Company cannot provide any assurances that changes in Mexican federal and state policies, by the current government or any future governments, will not adversely affect the Company's business, financial condition, and results of operations. Investors and credit rating agencies may be cautious about the Mexican government's current policies or future policy changes, which could contribute to a decrease in the Mexican economy's resilience in the event of a global economic downturn.

The security situation across Mexico remains challenging as the country continues to experience high levels of violence and crime due to the activities of organized criminal groups and cartels, particularly in the northern states that border the United States. In response, the Mexican government has implemented various measures to increase security and has strengthened its police and military forces. In particular, the Sheinbaum administration has indicated a militarized approach to combat organized crime, including increased deployment of the National Guard and collaboration with local law enforcement to enhance security measures. However, the effectiveness of these efforts, and efforts to address the root causes of crime such as poverty and lack of education, are still in the early stages and remain uncertain and organized crime (especially drug-related crime) continues to exist and operate in Mexico. The lack of security and safety in Mexico is likely to worsen if and as the economy continues to deteriorate.

The Company is aware that it is exposed to various levels of safety and security risks, which could result in injury or death, damage to property, work stoppages, doré, copper concentrate or other metal-bearing material theft, or blockades of the Company's mining operations and projects. Specific risks associated with conducting business in the region include, but are not limited to, extortion; kidnappings of employees, contractors and visitors; exposure of employees and contractors to local crime related violence and drug trade activity; and damage or theft of Company assets. Additionally, the Company's response to criminal activities can give rise to further risks if not carried out consistently with international standards relating to the use of force and respect for human rights.

On April 4, 2025, the Company announced that it had temporarily paused field work at the Panuco-Copala Property due to security conditions in the area. In January 2026, the Company experienced a serious security incident involving personnel at site, which resulted in a temporary suspension of certain activities at site. Although the Company maintains security measures and crisis response protocols, there can be no assurance that further incidents will not occur.

Such events, or the perception that such events are likely, could have a material adverse effect on the Company's results of operations and financial condition and could impede the Company's ability to hire and retain qualified personnel and/or engage and retain quality contractor services. Although the Company has implemented measures and developed procedures to address these risks, the unpredictable nature of criminal activities means there is no assurance that the Company's efforts will effectively safeguard personnel and Company property.

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Health and Safety

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could cause an interruption to operations, lead to a loss of licences, affect the reputation of the Company and its ability to obtain further licences, damage community relations and reduce the perceived appeal of the Company as an employer. The Company strives to manage all such risks in compliance with local and international standards and has or will implement various health and safety measures designed to mitigate such risks. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

While the Company regularly deploys and reviews the adequacy of its health and safety policies and procedures and their implementation at sites, there can be no assurance that its efforts to mitigate these health and safety risks will be effective. A fatality, serious injury or violation of local health and safety laws and regulations may lead to, among other things, temporary cessation of activities on its properties, or the imposition compliance orders or procedures that adversely impact Company's operational results, financial costs and reputation.

Additionally, the Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Company's business could be adversely impacted by the effects of a virus outbreak or other epidemics. The spread of a virus globally could materially and adversely impact the Company's operating activities including but not limited to: employee health, workforce availability and productivity, increased insurance premiums, limitations on travel, and supply chain disruption. A significant outbreak of coronavirus could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

Community Relations and Reputational Risk

The Company's relationships with the communities in which it operates, and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which the Company operates and other stakeholders.

While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk. Further, damage to the Company's reputation can be the result of the perceived or actual occurrence of any number of events, and could include any negative publicity, whether true or not.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. While the Company strives to uphold and maintain a positive image and reputation, it does not ultimately have control over how it is perceived by others. Damage to the Company's reputation can result from the actual or perceived occurrence of various events, including allegations of fraud or improper conduct, environmental non-compliance or damage, failure to meet the Company's objectives or guidance, and measures implemented to handle negative interactions with community groups. Any of these events could lead to negative publicity for the Company, including on social media and web- based media platforms, regardless of the truth of the underlying event. Reputation loss may lead to increased challenges in developing, maintaining community relations and advancing its projects and decreased investor confidence, all of which may have a material adverse impact on the financial performance and growth of the Company. In addition, due to the location of the Company's operations, an increase in activity as well as publicity through social media could result in the Company being exposed to criminal activity.

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Certain non-governmental organizations ("NGOs") that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to the Company's operations, could have an adverse effect on the Company's reputation, impact the Company's relationship with the communities in which it operates and ultimately have a material adverse effect on the Company's business, financial condition and results of operations.

NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel the Company's rights, permits and licences. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on the Company's business and operations. NGO's may also file complaints with regulators in respect of the Company's, and its directors' and insiders', regulatory filings. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in the Company or such directors or insiders and may adversely affect the Company's prospects of obtaining the regulatory approvals necessary for advancement of some or all of its exploration and development plans or operations and the Company's business, financial condition and results of operations.

The Company places a high emphasis on safeguarding the Company's reputation, as once compromised, it can be difficult to restore. For these reasons, the Company's framework for reputational risk management is integrated into all other areas of risk management and is a key component of the codes of business conduct and ethics of which the Company's personnel are expected to observe.

Risks of Project Readiness and Phase Transition

The advancement of the Project from development through construction, commissioning and ramp-up involves significant operational, technical and coordination challenges.

Successful transition between these phases requires effective planning, recruitment of qualified personnel, integration of construction and operational teams, and implementation of appropriate systems, procedures and controls.

There can be no assurance that construction activities, equipment installation, commissioning processes or operational ramp-up will proceed in accordance with current plans or timelines. Delays in recruitment, gaps in technical expertise, insufficient coordination between development and operations functions, or overly aggressive scheduling assumptions could adversely affect project execution.

Mining projects commonly experience commissioning and ramp-up challenges, including lower than expected throughput, recovery rates or operational efficiency during initial production periods. If the Company is unable to effectively manage the transition between project phases, it may incur cost overruns, schedule delays, operational inefficiencies, increased safety or compliance risks, or reduced economic returns, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Development and Contractor Performance Risks

The development of mining projects is subject to numerous risks and uncertainties, including engineering and design challenges, procurement delays, cost escalation, labour availability, contractor performance, supply chain disruptions and changes in market conditions. Capital cost estimates are based on feasibility studies and engineering assumptions that may prove to be inaccurate, and there can be no assurance that actual capital costs will not exceed current estimates. Unanticipated increases in the cost of materials, equipment, fuel, power, labour or services could materially increase project costs and adversely affect anticipated returns.

The Company relies on third party contractors to provide services including drilling, engineering, procurement, transportation and other operational support. The success of the Company's development projects therefore depends in part on the performance and financial capacity of these contractors. Contractor performance may be affected by labour shortages, financial constraints, supply chain disruptions, technical challenges or other operational difficulties.

If contractors fail to perform their obligations in accordance with contractual arrangements, the Company may experience delays, cost overruns, disputes, safety or environmental incidents or regulatory non-compliance. Disputes with contractors could also result in litigation or arbitration, increasing costs and diverting management attention. Although the Company monitors contractor performance and seeks to mitigate risks through contract terms and oversight, contractor activities are not within the Company's direct control. Any such failures could have a material adverse effect on the Company's business, financial condition and results of operations.

16. Disclosure and Internal Control procedures

Management is responsible for establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures as per NI 52-109 and defined in Rules 13a-15(e) or 15d- 15(e) and Rules 13a-15(f) or 15d- 15(f) of the Exchange Act of 1934, as amended.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS Accounting Standards. Disclosure controls and procedures are designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in the Company's internal control over financial reporting and disclosure controls and procedures during three-month period ended July 31, 2026 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, at the direction of the CEO and CFO, will continue to assess the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures, and may make modifications if required.

17 Additional disclosure for issuers without significant revenue

The significant components of general and administrative expenditure are presented the Company's Financial Statements. Significant components of exploration and evaluation expenditures are included in the Operating and Financial performance sections.

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Outstanding Share Data

As of the date of this MD&A, the Company had 355,056,872 common shares issued and outstanding. In addition, the Company also had 18,171,500 stock options outstanding, expiring through July 30, 2031; 3,323,366 RSUs outstanding, vesting through July 30, 2029; 1,433,000 PRSUs outstanding, vesting through November 12, 2028; and 1,150,000 DSUs outstanding, vesting immediately and are redeemable for one common share upon the holder's departure as an independent director.

18. Cautionary Note

Forward-Looking Information

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Such forward-looking Statements, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations, and projects, including, but not limited to, the Panuco-Copala Property (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, volatility in the global financial markets, increased inflation, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made. While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events, or results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.

Management Discussion and Analysis For the three months ended July 31, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Cautionary Note to U.S. Investors

The MD&A was prepared to conform to National Instrument 51-102F1. 51-102F1 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

Qualified Person

All technical disclosure covering the Company's mineral properties was prepared under the supervision of Dave D'Antonio, P.Eng., Senior Vice President of Technical Services for the Company, and a "Qualified Person" within the meaning of NI 43-101.